UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 15)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

This Amendment No. 15 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 14 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.                      Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously reported, after consulting with her financial advisor, on March 10, 2015, the spouse of Randolph K. Repass gave her financial advisor trading instructions with respect to the sale of up to 12,000 shares of West Marine common stock pursuant to a trading plan in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.  Accordingly, on March 16, 2015, she entered into a trading plan (the “March 2015 Trading Plan”) with Charles Schwab & Co., Inc., a registered broker dealer (“Charles Schwab”). Paperwork to voluntarily terminate the March 2015 Trading Plan was submitted to Charles Schwab on November 5, 2015, and no shares were sold under the March 2015 Trading Plan.  On November 9, 2015, the spouse of Mr. Repass entered into a new trading plan (the “November 2015 Trading Plan”) with Charles Schwab in compliance with Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder.  The November 2015 Trading Plan provides for sales of up to 12,000 shares of West Marine common stock at prices at or above $11.80 per share.  No sales will be made under the November 2015 Trading Plan before December 6, 2015.  The November 2015 Trading Plan expires on November 9, 2016.  All sales will be made in accordance with the November 2015 Trading Plan and with the volume, manner of sale and notice requirements of Rule 144, and any sales will be reported on Form 4 filings by Mr. Repass. A copy of the November 2015 Trading Plan is being filed as Exhibit 7.01 to this Amendment.

After considering market and other factors and consulting with his financial advisor, on November 2, 2015, Mr. Repass gave definitive trading instructions to his advisors to sell (i) up to 165,000 shares of West Marine common stock held by Mr. Repass in his revocable trust at prices at or above $12.20 per share, (ii) up to 25,000 shares held by the Repass-Rogers Family Foundation (the “Foundation”) at prices at or above $12.10 per share, (iii) up to 15,000 shares held in trust for the benefit of his adult son at prices at or above $11.90 per share, and (iv) up to 25,000 shares held in trust for the benefit of his minor son at prices at or above $12.00 per share.  On November 9, 2015, Mr. Repass, as trustee, entered into four trading plans with Charles Schwab in compliance with Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder.  No sales will be made under these trading plans before December 6, 2015 and each plan expires on November 9, 2016.  All sales will be made in accordance with the respective trading plans and with the volume, manner of sale and notice requirements of Rule 144. A copy of each trading plan is being filed as Exhibits 7.02, 7.03, 7.04 and 7.05 to this Amendment.

Mr. Repass has no current plans or intentions to sell any shares of West Marine common stock, either in his individual capacity or as a trustee, other than as set forth in this Amendment.  Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine common stock, market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  While he currently has no definitive plans to sell additional shares other than as set forth above, for estate planning and diversification purposes, Mr. Repass may sell up to 200,000 shares of West Marine common stock each year, and the Foundation also will likely sell additional shares to fulfill its charitable purposes.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

CUSIP No. 954235107	13D/A	Page 3

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01	Trading Plan, dated as of November 9, 2015, between the Sally-Christine Rodgers Separate Property Trust and Charles Schwab & Co., Inc.

Exhibit 7.02	Trading Plan, dated as of November 9, 2015, between the Randolph K. Repass Revocable Trust U/T/A dated 06/26/96 and Charles Schwab & Co., Inc.

Exhibit 7.03	Trading Plan, dated as of November 9, 2015, between the Repass-Rodgers Family Foundation and Charles Schwab & Co., Inc.

Exhibit 7.04	Trading Plan, dated as of November 9, 2015, between the Randolph K. Repass Jr. 2012 Irrevocable Trust and Charles Schwab & Co., Inc.

Exhibit 7.05	Trading Plan, dated as of November 9, 2015, between the Kent-Harris Repass 2012 Irrevocable Trust and Charles Schwab & Co., Inc.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2015	By:	/s/ Randolph K. Repass
Randolph K. Repass